Technology Applications International Corporation

18851 N.E. 29th Avenue, Suite 700,

Adventura, Florida, 33180

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Technology Applications International Corporation

Amendment No. 5 to Registration Statement on Form S-1

Filed January 31, 2013

File No. 333-183683

         February 6, 2013

Dear Ms. Long,

This letter sets forth the response of Technology Applications International Corporation (“TAIC” or the “Company”) to the Staff’s comment letter dated February 6, 2013.  Further, we have filed an Amendment No. 6 to Registration Statement on Form S-1 filed September 4, 2012, to address the comments as referenced in our responses below.

 Executive Compensation and Corporate Governance, page 43

1. Please ensure that all of your disclosure in this section is updated to reflect compensation paid for the fiscal year ended December 31, 2012. We note, for example, that the Outstanding Equity Awards for Fiscal-Year end is reported as of December 31, 2011. Please revise accordingly.

Response: The Company has updated and revised this section as advised.

2. We note your disclosure that Mr. Stickler received $60,000 in “All Other Compensation” for the fiscal year ended December 31, 2012. Please provide disclosure identifying the items of compensation included as “All Other Compensation.” To the extent that this amount includes fees paid to Mr. Stickler for services rendered to the company, please explain why you have categorized it as “All Other Compensation.” See Item 402(o)(7) of Regulation S-K.

Response: The Company has revised and added the following explanation as footnote 3:

(3) All Other Compensation for the year ended December 31, 2012 for Mr. Stickler includes $60,000 as compensation for Mr. Stickler’s work as a consultant to the Company as provided for in his Consultant Agreement.

Security Ownership of Certain Beneficial Owners and Management, page 45

3. Please update your disclosure to provide this information as of the most recent practicable date. See Item 403 of Regulation S-K.

Response: The Company has updated its disclosure to provide the most recent practicable date for the Security Ownership of Certain Beneficial Owner and Management section information.

Exhibit 5.1

4. Please have counsel file a final version of its legal opinion removing the brackets contained in the last sentence of the first paragraph.

Response: The Company has had its legal counsel remove the brackets contained in the last sentence of the first paragraph.

Technology Applications International Corporation

/s/Charles J. Scimeca

Name: Charles J. Scimeca

Title: Chief Executive Officer, Principal Financial Officer,

Principal Accounting Officer